Exhibit (h)(xviv) under Form N-1A
                                           Exhibit 10 under Item 601/ Reg. S-K

                          Amendment #10 to Agreement
          for Administrative Services [and Transfer Agency Service]


      This Amendment #10 to the Administrative Services [and Transfer Agency Services], dated November 1, 2000 (as amended, the "Agreement") by and between MTB Group of Funds (the "Investment Company") and Federated Services Company (the "Company") is made and entered into as of the 1st day of October, 2005, by and between the Investment Company and the Company.

      WHEREAS, Investment Company entered into an Agreement for Administrative Services and Transfer Agency Services with Federated on November 1, 2000; and

      WHEREAS, Investment Company and Federated have agreed to amend the Agreement, in certain respects;

      NOW, THEREFORE, the parties intending to be legally bound agree as follows:

I. Article 6. Compensation is hereby deleted in its entirety and replaced with the following:

      "Article 6.  Compensation.

      For the Administrative Services provided, the Investment Company hereby agrees to pay and Federated hereby accepts as full compensation for its services rendered hereunder an administrative fee at an annual rate of the average daily net assets of the Funds, as set forth below.

      Max. Admin.                   Average Daily Net Assets
      Fee                           of the Funds

      .04%                          on first $2 billion
      .03%                          on the next $2 billion ($2-4 billion)
      .02%                          on the next $3 billion ($4-7 billion)
      .0125%                        on the next $3 billion ($7-10 billion)
      .010%                         on assets in excess of $10 billion

         (Average Daily Net Asset break points are on a complex-wide basis)

      The compensation and out-of-pocket expenses attributable to the Funds shall be accrued daily by the Funds and paid to Federated no less frequently than monthly, and shall be paid daily upon request of Federated. Federated will maintain detailed information about the compensation and out-of-pocket expenses by the Funds."

II. The first paragraph of Article 17. Term and Termination of Agreement is hereby deleted in its entirety and replaced with the following:

      "This Agreement shall be effective from the date signed above and shall continue through September 30, 2007 ("Initial Term"). Thereafter, the Agreement will continue for consecutive 12-month terms (a "Renewal Term") unless one party receives written notice of termination from the other party no less than 120 days prior to the expiration of the Initial Term or a Renewal Term. The termination date for all original or after-added Funds that are, or become, a party to this Agreement shall be coterminous."


   WITNESS the due execution hereof this 1st day of October, 2005.

                             MTB GROUP OF FUNDS


                             By:  /s/ Judith J. Mackin
                                ----------------------------------
                             Name:  Judith J. Mackin
                             Title:  Vice President

                             FEDERATED SERVICES COMPANY


                             By:  /s/ Charles L. Davis, Jr.
                                ----------------------------------
                             Name:  Charles L. Davis, Jr.
                             Title:  Vice President